Filed Pursuant to Rule 433

Registration No. 333-190917-03

March 9, 2015

POTOMAC ELECTRIC

POWER COMPANY

$200,000,000

First Mortgage Bonds, 4.15% Series due March 15, 2043

Issuer:	Potomac Electric Power Company (the “Company”)
Issue:	First Mortgage Bonds, 4.15% Series due March 15, 2043
Ratings:*	A2 (Stable)/A (Stable)/A- (Stable) (Moody’s/S&P/Fitch)
Offering Size:	$200,000,000 (Reopening of First Mortgage Bonds, 4.15% Series due March 15, 2043, of which $250,000,000 were previously issued on March 18, 2013, for a total outstanding of $450,000,000).
Coupon:	4.15%
Trade Date:	March 9, 2015
Settlement Date:	March 16, 2015 (T+5)
Maturity Date:	March 15, 2043
Price to Public:	104.211% per Bond, plus accrued interest from March 15, 2015
Proceeds (before expenses) to Issuer:	$206,672,000
Benchmark Treasury:	3.00% due November 15, 2044
Benchmark Treasury Yield:	2.799%
Re-Offer Spread to Benchmark Treasury:	+110 bps
Yield to Maturity:	3.899%
Optional Redemption:	Make-whole call at any time prior to September 15, 2042, 15 bps spread over the U.S. Treasury selected by the independent investment banker. Callable on or after September 15, 2042 at par.
Interest Payment Dates:	March 15 and September 15 of each year, commencing on September 15, 2015 for the additional bonds being offered.
Initial Interest Accrual Date:	March 15, 2015
Total Accrued Interest Payable to Issuer:	$23,055.56 in aggregate (or $0.12 per $1,000 principal amount of Bonds), accrued from March 15, 2015 to, but not including, March 16, 2015
CUSIP/ISIN Number:	737679DE7/US737679DE73
Joint Book-Running Managers:	BNY Mellon Capital Markets, LLC Morgan Stanley & Co. LLC RBS Securities Inc.
Co-Manager:	Mischler Financial Group, Inc.

* A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization. Each security rating agency has its own methodology for assigning ratings, and, accordingly, each rating should be considered independently of all other ratings.

The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNY Mellon Capital Markets, LLC toll-free at 1-800-269-6864, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649 or RBS Securities Inc. toll-free at 1-866-884-2071.